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June 16, 2016 VIA EDGAR AND HAND DELIVERY Amanda Ravitz Assistant Director Office of Electronics and Machinery Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	FIRM / AFFILIATE OFFICES
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Re:	OrthoPediatrics Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted May 24, 2016
CIK No. 0001425450

Dear Ms. Ravitz:

On behalf of OrthoPediatrics Corp. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). An electronic version of the Registration Statement (the “Registration Statement”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Registration Statement has been marked to reflect changes made to the Draft Registration Statement.

Set forth below are the Company’s responses to the comments of the Staff’s letter to the Company, dated June 8, 2016, relating to the Draft Registration Statement. For convenience of reference, the text of the Staff’s comments has been reproduced in bold and italics herein. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

The Offering, page 8

1.	We note your revised disclosure here and throughout your prospectus that you plan to use a portion of your net proceeds from this offering to pay the accumulated and unpaid dividends on your series B preferred stock. Please revise this section to include the dollar amount of the unpaid dividends and the affiliates you identify on page 114 who will receive a portion of the net proceeds.

June 16, 2016

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Registration Statement to include the dollar amount of the unpaid dividends and to name the affiliates who will receive a portion of the net proceeds.

Stock-Based Compensation, page 68

15.	With respect to the 120,058 shares of restricted common stock granted during the three months ended March 31, 2016, please provide us with your analysis in valuing those grants.

Response: In response to the Staff’s comment, the Company has supplementally provided, under separate cover, a report summarizing its analysis in valuing the 120,058 shares of restricted common stock granted during the three months ended March 31, 2016.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.312.876.7680. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/Christopher D. Lueking
Christopher D. Lueking, Esq.
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Mark C. Throdahl, OrthoPediatrics Corp.

Charles Ruck, Latham & Watkins LLP

Divakar Gupta, Cooley LLP